UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

WiMi Hologram Cloud Inc.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

97264L100**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares (“ADS”) of the Issuer. Each ADS represents two Class B ordinary shares.  No CUSIP has been assigned to the Class A or Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

	CUSIP No. 97264L100

	1. Names of Reporting Persons. Jie Zhao
	2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
	3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	61,707,465
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	61,707,465
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	61,707,465
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	40.8%. The voting power of the shares beneficially owned represents 73.1 % of the total outstanding voting power.[1]
	12. Type of Reporting Person IN

[1]	Percentage of ownership of ordinary shares herein is calculated based on a total of 151,069,412 ordinary shares outstanding as of December 31, 2020 of the Issuer, consisting of 1) 20,115, 570 Class A ordinary shares and 2) 130,953,842 Class B ordinary shares of the Issuer, based on information provided by the Issuer. The ordinary shares beneficially owned by the Reporting Person include: 1) 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 2) 26,591,885 Class B ordinary shares held by Vital Success Global Ltd., and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Both Vital Success Global Limited and Wonderful Seed Limited are ultimately controlled by Zhao—Vital Success Personal Trust and Zhao—Wonderful Seed Personal Trust, respectively. Jie Zhao is the settlor of Zhao—Vital Success Personal Trust, and the settlor and the sole beneficiary of Zhao—Wonderful Seed Personal Trust. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

CUSIP No. 97264L100

1. Names of Reporting Persons. WiMi Jack Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	20,115,570
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	20,115,570
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	20,115,570[2]
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	13.3%. The voting power of the shares beneficially owned represents 60.6% of the total outstanding voting power.[3]
12. Type of Reporting Person CO

[2]	Represents 20,115,570 Class A ordinary shares of the Issuer.
[3]	Percentage of ownership of ordinary shares herein is calculated based on a total of 151,069,412 ordinary shares outstanding as of December 31, 2020 of the Issuer, consisting of 1) 20,115,570 Class A ordinary shares and 2)130,953,842 Class B ordinary shares of the Issuer, based on information provided by the Issuer.

CUSIP No. 97264L100

1. Names of Reporting Persons. Vital Success Global Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	26,591,885
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	26,591,885
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	26,591,885[4]
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	17.6%. The voting power of the shares beneficially owned represents 8.0% of the total outstanding voting power.[5]
12. Type of Reporting Person CO

[4]	Represents 26,591,885 Class B ordinary shares of the Issuer.
[5]	Percentage of ownership of ordinary shares herein is calculated based on a total of 151,069,412 ordinary shares outstanding as of December 31, 2020 of the Issuer, consisting of 1) 20,115,570 Class A ordinary shares and 2) 130,953,842 Class B ordinary shares of the Issuer, based on information provided by the Issuer.

CUSIP No. 97264L100

1. Names of Reporting Persons. Wonderful Seed Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	15,000,010
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	15,000,010
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	15,000,010[6]
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	9.9%. The voting power of the shares beneficially owned represents 4.5% of the total outstanding voting power.[7]
12. Type of Reporting Person CO

[6]	Represents 15,000,010 Class B ordinary shares of the Issuer.
[7]	Percentage of ownership of ordinary shares herein is calculated based on a total of 151,069,412 ordinary shares outstanding as of December 31, 2020 of the Issuer, consisting of 1) 20,115, 570 Class A ordinary shares and 2) 130,953,842 Class B ordinary shares of the Issuer, based on information provided by the Issuer.

Schedule 13G

CUSIP 97264L100

ITEM 1.

(a) Name of Issuer: WiMi Hologram Cloud Inc.

(b) Address of Issuer's Principal Executive Offices: #101 A, No. 6, Xiaozhuang Road, Chaoyang District, Beijing, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Jie Zhao

Wimi Jack Holdings Ltd.

Vital Success Global Ltd.

Wonderful Seed Ltd.

(b) Address of Principal Business Office, or if None, Residence:

Jie Zhao: #101A, No. 6, Xiaozhuang, Chaoyang District, Beijing, People’s Republic of China

Wimi Jack Holdings Ltd.: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands

Vital Success Global Ltd.: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Wonderful Seed Ltd.:Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(c) Citizenship:

Jie Zhao: People’s Republic of China

Wimi Jack Holdings Ltd.: British Virgin Islands

Vital Success Global Ltd.: British Virgin Islands

Wonderful Seed Ltd.: British Virgin Islands

(d) Title of Class of Securities: Ordinary shares, par value of US$0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to ten votes, and each Class B ordinary share is entitled to one vote. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share, whereas Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

(e) CUSIP Number: 97264L100

CUSIP number 97264L100 has been assigned to the ADS of the Issuer. Each ADS represents two Class B ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b) Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Jie Zhao

By:	/s/ Jie Zhao
	Name:	Jie Zhao

Wimi Jack Holdings Ltd.

By:	/s/ Jie Zhao
	Name:	Jie Zhao
	Title:	Director

Vital Success Global Limited

By:	/s/ Jie Zhao
	Name:	Jie Zhao
	Title:	Director

Wonderful Seed Limited

By:	/s/ Jie Zhao
	Name:	Jie Zhao
	Title:	Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement